UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KLA-TENCOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-09992	04-2564110
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Technology Drive, Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

Chris Binns (408) 875-4558

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of KLA-Tencor Corporation’s Conflict Minerals Report for calendar year 2013 is filed as Exhibit 1.02 to this Specialized Disclosure Report on Form SD and is publicly available at http://ir.kla-tencor.com/.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02	Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act, and this Form SD, KLA-Tencor Corporation has filed a Conflict Minerals Report, which is attached as Exhibit 1.02 to this Form SD.

The information in Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD and the exhibit attached hereto shall not be deemed incorporated by reference in any filing by KLA-Tencor Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, regardless of any general incorporation language in such filing.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description

1.02	KLA-Tencor Corporation Conflict Minerals Report for the year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KLA-TENCOR CORPORATION

Date: June 2, 2014	By:	/s/ VIRENDRA A. KIRLOSKAR
	Name:	Virendra A. Kirloskar
	Title:	Senior Vice President and Chief Accounting Officer